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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                        AMENDMENT NO. 1 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           KOFAX IMAGE PRODUCTS, INC.
                              (NAME OF THE ISSUER)

                         IMAGING COMPONENTS CORPORATION
                        IMAGING ACQUISITION CORPORATION
                                DICOM GROUP PLC
                               DRESDNER KLEINWORT
                           BENSON EQUITY PARTNERS LP
                                DAVID S. SILVER
                                 DEAN A. HOUGH
                                RONALD J. FIKERT
                               RICHARD M. MURPHY
                                   KEVIN DRUM
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)
                            ------------------------
                                    50020010

                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                                ARNOLD VON BUREN
                         BUSINESS BUILDING FORREN WEST
                                GRUNDSTRASSE 14
                      CH-6343 ROTKREUZ, (ZUG) SWITZERLAND
                               011-41-41-798-3070
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                EUNU CHUN, ESQ.
                             M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                        153 EAST 53RD STREET, 39TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

    This statement is filed in connection with (check the appropriate box):

    (a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
              13e-3(c) under the Securities Exchange Act of 1934.
    (b)  [ ]  The filing of a registration statement under the Securities
              Act of 1933.
    (c)  [X]  A tender offer
    (d)  [ ]  None of the above

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                           CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Transaction Valuation*           $71,008,684.10                   Amount of Filing Fee             $14,201.73
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

    * For purposes of calculating the fee only. This amount assumes the purchase at a price per share of $12.75 in cash of all 5,243,956 shares of common stock, par value $.001 per share ("Shares"), of the subject company, which number of shares represents all the Shares outstanding as of July 27, 1999, as represented by the subject company in the Agreement and Plan of Merger, dated as of July 27, 1999 (the "Merger Agreement") plus 614,555 Shares reserved for issuance under the Company's option and stock purchase plans as represented by the subject company in the Merger Agreement. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $14,940.00
Form or Registration
  No.:                     14D-1
                           Imaging Components Corporation, Imaging Acquisition
                           Corporation, DICOM GROUP PLC and Dresdner Kleinwort Benson
Filing Party:              Equity Partners LP
Date Filed:                August 3, 1999

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

     This Rule 13E-3 Transaction Statement relates to a tender offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Kofax Image Products, Inc., a Delaware corporation (the "Company"), at a price of $12.75 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 1999 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1 which is attached hereto as Exhibit (g), including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                             CROSS-REFERENCE SHEET

                                                              WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                         SCHEDULE 14D-1
----------------------                                        ----------------
Item 1(a)...................................................  Item 1(a)
Item 1(b)...................................................  Item 1(b)
Item 1(c)...................................................  Item 1(c)
Item 1(d)...................................................       *
Item 1(e)...................................................       *
Item 1(f)...................................................       *
Item 2(a)...................................................  Item 2(a)
Item 2(a)...................................................  Item 2(a)
Item 2(a)...................................................  Item 2(a)
Item 2(b)...................................................  Item 2(b)
Item 2(c)...................................................  Item 2(c)
Item 2(d)...................................................  Item 2(d)
Item 2(e)...................................................  Item 2(e)
Item 2(f)...................................................  Item 2(f)
Item 2(g)...................................................  Item 2(g)
Item 3(a)...................................................  Item 3(a)
Item 3(b)...................................................  Item 3(b)
Item 4......................................................       *
Item 5......................................................  Item 5
Item 6(a)...................................................  Item 4(a)
Item 6(b)...................................................       *
Item 6(c)...................................................  Item 4(b)

                                                              WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                         SCHEDULE 14D-1
----------------------                                        ----------------
Item 6(d)...................................................  Item 4 (c)
Item 7(a)...................................................  Item 5
Item 7(b)...................................................       *
Item 7(c)...................................................       *
Item 7(d)...................................................       *
Item 8......................................................       *
Item 9......................................................       *
Item 10(a)..................................................  Item 6 (a)
Item 10(b)..................................................  Item 6 (b)
Item 11.....................................................       *
Item 12(a)..................................................       *
Item 12(b)..................................................       *
Item 13.....................................................       *
Item 14(a)..................................................       *
Item 14(b)..................................................       *
Item 15(a)..................................................       *
Item 15(b)..................................................  Item 8
Item 16.....................................................  Item 10(f)
Item 17(a)..................................................  Item 11(b)
Item 17(b)..................................................       *
Item 17(c)..................................................  Item 11(c)
Item 17(d)..................................................  Item 11(a)
Item 17(e)..................................................  *
Item 17(f)..................................................  Item 11(f)

---------------

* There is no applicable item contained in Schedule 14D-1.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Kofax Image Products, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 16245 Laguna Canyon Road, Irvine, California 92618. The answer to Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The exact title of each class of equity securities to which this statement relates is as follows: Common Stock, par value $0.001 per share, of which 5,243,956 shares were outstanding and held by 186 holders of record, in each case, as of July 27, 1999. The information set forth in the "Introduction" and in "Special Factors -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference. The answer to Item 1(b) of the
Schedule 14D-1 is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer -- Section 5 ("Price Range of Shares; Dividends"), "The Tender Offer -- Section 8 ("Dividends and Distributions") and "Special Factors -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The answer to Item 1(c) of the
Schedule 14D-1 is incorporated herein by reference.

     (d) In 1997 and 1998, the Company did not pay dividends to any holders of its shares. The information set forth in "The Tender Offer -- Section 5 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

     (e) The Company made an initial public offering on October 10, 1997 of 2,000,000 shares of common stock for $11.00 per share. The aggregate net proceeds to the Company were $13,299,000.

     (f) Since the Company's initial public offering on October 10, 1997, Dean
A. Hough purchased 130 shares of the Company's common stock for $11.38 per share on October 10, 1997.

     Under the Company's Stock Repurchase Plan, the Company repurchased
100,000 shares during the fourth fiscal quarter of 1998 for prices ranging from $6.25 to $6.50 per share, for an average price per share of $6.3625.

     During the first fiscal quarter of 1999, the Company repurchased 50,000 shares for $6.875 per share. During the second fiscal quarter of 1999, the Company repurchased 100,000 shares for $6.3125 per share. During the fourth fiscal quarter of 1999, the Company repurchased 124,000 shares for prices ranging from $8.5625 to $9.00 per share, for an average price per share of $8.8563.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser, Imaging Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub"), DICOM GROUP plc, a public limited company formed under the laws of England and Wales ("DICOM"), Dresdner Kleinwort Benson Equity Partners LP, a Delaware limited partnership ("Private Equity Partners"), David
S. Silver, Dean A. Hough, Ronald J. Fikert, Richard M. Murphy and Kevin Drum (collectively, the "Reporting Persons"). The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("The Tender Offer -- Certain Information Concerning Purchaser, Merger Sub, DICOM and Private Equity Partners"), in

Schedule I and Schedule II to the Offer to Purchase is incorporated herein by reference. The answer to Item 2 of Schedule 14D-1 is incorporated herein by reference.

      (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I and
Schedule II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The answer to Item 2 of Schedule 14D-1 is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The information set forth in the Offer to Purchase in "Special Factors -- Background of the Offer," in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company," in "Special Factors -- Interests of Certain Persons in the Offer and the Merger," and in "Special Factors -- The Merger Agreement" is incorporated herein by reference. The answer to Item 3 of
Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the "Introduction," in "Special
Factors -- Purpose of the Offer and the Merger; Plans for the Company," in "Special Factors -- Interests of Certain Persons in the Offer and the Merger," and in "Special Factors -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the "Introduction," in "Special Factors -- Interests of Certain Persons in the Offer and the Merger" and in "Special Factors -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The information set forth in the Offer to Purchase in "Special Factors -- Purpose of the Offer; Plans for the Company," in "Special Factors -- The Merger Agreement" and in Section 7 ("The Tender Offer -- Certain Information Concerning Purchaser, Parent, DICOM and Private Equity Partners") is incorporated herein by reference. Except as set forth therein, there are no plans or proposals required to be set forth in this Item. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase in "Special Factors -- Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a), (c) The information set forth in the "Introduction" and "Special Factors -- Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The answer to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- Section 11" ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the "Introduction," in "Special
Factors -- Background of the Offer and the Merger", "Special
Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger," in "Special Factors -- Opinions of the Financial Advisor," in "Special Factors -- The Merger Agreement," and in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b)-(d) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger", "Special
Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger," in "Special Factors -- Opinions of the Financial Advisor" in "Special Factors -- The Merger Agreement," in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company," in "Special Factors -- The Merger Agreement," in "Special Factors -- Certain Effects of the Offer and the Merger," in "Special Factors -- Certain United States Income Tax Consequences" and "Special Factors -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger," in "Special
Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger," in "Special Factors -- Opinions of the Financial Advisor" and in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger," in "Special
Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger" in "Special Factors -- Opinions of the Financial Advisor" in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase and in Exhibits (b)(1) and (2) of this Schedule 13E-3 is incorporated herein by reference. The reports, opinions or appraisals mentioned in the foregoing information incorporated by reference hereto are available for inspection and copying during normal business hours at Kofax Image Products, Inc., 16245 Laguna Canyon Road, Irvine, California 92618. A copy of any such material will also be transmitted by the Company to any interested holder of Shares (or his representative designated in writing), upon written request and at the expense of such stockholder.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in "Special Factors -- Purpose of the Offer and the Merger; Plans for the Company," in "Special Factors -- Interests of Certain Persons in the Offer and the Merger," and in Schedule I to the Offer to Purchase is incorporated herein by reference of the Offer to Purchase and in Exhibits
(c)(1)-(3) of this Schedule 13E-3 is incorporated herein by reference. The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information in the "Introduction," in "Special Factors -- The Merger Agreement," in "Special Factors -- Purpose of the Offer and the Merger," in "Special Factors -- Interests of Certain Persons in the Transactions," in "Special Factors -- Sources and Amount of Funds" and in Section 7 ("Certain Information Concerning Purchaser, Parent, DICOM and Private Equity Partners") of the Offer to Purchase and in Exhibits (c)(2) and (c)(3) of this Schedule 13E-3 is incorporated herein by reference. The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the "Introduction," in "Special Factors -- Background of the Offer and the Merger," in "Special
Factors -- Recommendation of the Board of Directors; Fairness of the Offer and the Merger" and in "Special Factors -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTIONS.

     (a) The information set forth in the "Introduction," in "Special
Factors -- Purpose of the Offer and the Merger," in "Special Factors -- Future Plans in Addition to the Merger" and Annex A of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 6 ("Certain Information Concerning the Company") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "Special Factors -- Background of the Offer and the Merger," in "Special Factors -- Purpose of the Offer and the Merger," in "Special Factors -- Interests of Certain Persons in the Offer and the Merger," in "Special Factors -- Sources and Amount of Funds" and in Section 7 ("Certain Information Concerning Purchaser, Parent, DICOM and Private Equity Partners") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits(d)(1) and (d)(2) hereto, respectively, is incorporated herein by reference in its entirety. The answer to
Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Senior Facilities Commitment Letter, dated July 27, 1999 to
        DICOM and Private Equity Partners from Dresdner Kleinwort
        Benson North America LLC and Dresdner Bank AG, New York and
        Grand Cayman Branches.*
(a)(2)  Senior Subordinated Notes Commitment Letter, dated July 27,
        1999 to DICOM and Private Equity Partners from Dresdner
        Kleinwort Benson North America LLC and Dresdner Bank AG, New
        York and Grand Cayman Branches.*
(b)(1)  Fairness Opinion of C.E. Unterberg, Towbin, dated July 27,
        1999.*
(b)(2)  Presentation to the Company's Board of Directors by C.E.
        Unterberg, Towbin, dated July 21, 1999.*
(c)(1) Agreement and Plan of Merger, dated as of July 27, 1999, among Purchaser, Merger Sub and the Company.*
(c)(2) Voting Agreement, dated as of July 27, 1999 by and among Purchaser, Merger Sub, David S. Silver, Dean A. Hough,
        Ronald J. Fikert, Richard M. Murphy, Kevin Drum, William
        Drobish, Alexander P. Cilento, B. Allen Lay and Southern
        California Ventures.*
(c)(3)  Management Commitment Letter, dated as of July 27, 1999 from David S.
        Silver, Dean A. Hough, Ronald J. Fikert, Richard M. Murphy and Kevin
        Drum to Purchaser.*
(c)(4) Letter Agreement, dated as of August 2, 1999 assigning to Purchaser rights of Merger Sub in connection with the Offer.*
(d)(1)  Offer to Purchase dated August 3, 1999.8
(d)(2)  Letter of Transmittal.*
(d)(3)  Notice of Guaranteed Delivery.*
(d)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.*
(d)(5)  Form of Letter to be used by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.*
(d)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.*
(d)(7)  Company Press Release dated July 28, 1999*
(d)(8) Text of Press Release issued by the Equity Investors on behalf of Purchaser, dated July 28, 1999.*
(d)(9)  Form of Summary Advertisement dated August 3, 1999.*
(e)     Section 262 of the Delaware General Corporation Law
        (included as Annex A to Exhibit (d)(1)).
(f)     Not applicable.
(g) Tender Offer Statement on Schedule 14D-1 filed by Purchaser on August 3, 1999.*

* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMAGING COMPONENTS CORPORATION

                                          By:     /s/ ARNOLD VON BUREN
                                            ------------------------------------
                                            Name: Arnold von Buren
                                            Title: Secretary

                                          IMAGING ACQUISITION CORPORATION

                                          By:     /s/ ARNOLD VON BUREN
                                            ------------------------------------
                                            Name: Arnold von Buren
                                            Title: Secretary

                                          DICOM GROUP PLC

                                          By:     /s/ ARNOLD VON BUREN
                                            ------------------------------------
                                            Name: Arnold von Buren
                                            Title: Secretary

                                          DRESDNER KLEIN BENSON PRIVATE EQUITY
                                           PARTNERS LP

                                          By: DRESDNER KLEIN BENSON PRIVATE
                                                EQUITY LLC, its General Partner

                                          By: /s/ Alexander P. Coleman
                                            ------------------------------------
                                            Alexander P. Coleman
                                            Authorized Person

                                            DAVID S. SILVER

                                                  /s/ David S. Silver
                                            ------------------------------------
                                            David S. Silver

                                            DEAN A. HOUGH

                                                  /s/ DEAN A. HOUGH
                                            ------------------------------------
                                            Dean A. Hough

                                            RONALD J. FIKERT

                                                  /s/ RONALD J. FIKERT
                                            ------------------------------------
                                            Ronald J. Fikert

                                            RICHARD M. MURPHY

                                                  /s/ Richard M. Murphy
                                            ------------------------------------
                                            Richard M. Murphy

                                            KEVIN DRUM

                                                  /s/ Kevin Drum
                                            ------------------------------------
                                            Kevin Drum

August 3, 1999